June 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd

Registration Statement on Form F-1

File No. 333- 282499

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Majestic Ideal Holdings Ltd that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on June 30, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that it intends to distribute approximately 350 copies of the Preliminary Prospectus dated April 14, 2025 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CRAFT CAPITAL MANAGEMENT LLC

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer

WESTPARK CAPITAL, INC.

By:	/s/ Jason Stern
Name:	Jason Stern
Title:	Chief Operating Officer